Exhibit 99.2

PRESS RELEASE

For Immediate Release

ALGONQUIN POWER & UTILITIES CORP. ANNOUNCES ACQUISITION OF

HYDROELECTRIC GENERATION ASSETS

Acquisition Expected to Grow Renewable Energy Business by more than 10%

TORONTO, ONTARIO – November 10, 2009 – Algonquin Power & Utilities Corp. (TSX: AQN) is pleased to announce that it and its affiliates (“Algonquin”) have entered into definitive agreements (the “Purchase Agreements”) with Integrys Energy Services Inc. and its subsidiaries to purchase certain electrical generating facility assets, most notably 36.8MW of hydroelectric generating capacity located in New Brunswick and Maine.

Pursuant to the Purchase Agreements, Algonquin has agreed to acquire, through the purchase of shares and assets, three hydroelectric generating stations including the 34.5MW Tinker Hydroelectric station located on the Aroostook River near the Town of Perth-Andover, New Brunswick. Additionally, Algonquin will acquire five legacy thermal generating stations (together with the hydroelectric plants, the “Hydro Plants”) and certain regulated NB ISO transmission lines located in proximity to the generating facilities. Closing of the acquisition is subject to satisfaction of certain conditions including regulatory approval, and is anticipated to occur within approximately 60 days. For additional information on the acquired assets, please refer to the fact sheet posted on Algonquin’s website.

The Hydro Plants are interconnected to access the northeastern electricity markets of Northern Maine, New Brunswick, and New England. Historically, the primary market for the energy and capacity produced by the Hydro Plants has been New Brunswick and Northern Maine and the Hydro Plants are under firm energy and capacity sale contracts continuing through February 2011, with several future contract opportunities available beyond the existing contract expiries. The transaction also builds on the previously announced strategic partnership with Emera Inc. through an energy marketing alliance with Emera Energy Services Inc. for off-take management and marketing services.

Due to confidentiality provisions with the seller, the purchase price was not disclosed. The acquisition will be financed with $20 million of new equity and the balance with long term convertible debentures, consistent with Algonquin’s objective of achieving superior returns within a moderate risk profile and balanced capital structure.

“The earnings and cash flow accretion generated by these long lived, utility grade hydroelectric generating facilities supports Algonquin’s commitment to providing total shareholder return through a combination of predictable and growing earnings and dividends together with capital appreciation” commented Ian Robertson, a senior officer with Algonquin. “The addition of these assets is expected to deliver growth of more than 10% in our renewable energy business, reinforcing Algonquin’s strategic focus on the renewable energy sector”, he continued.

ABOUT ALGONQUIN POWER & UTILITIES CORP.

Through its distinct operating subsidiaries, Algonquin owns and operates a diversified approximately $1 billion North American portfolio of clean renewable electric generation and sustainable utility distribution businesses. Algonquin’s electric generation subsidiary includes 42 renewable energy facilities and 11 high efficiency thermal energy facilities representing more than 400 MW of installed capacity. Through its wholly owned subsidiary, Liberty Water Co., Algonquin provides regulated utility services to more than 70,000 customers with a portfolio of 18 water distribution and wastewater treatment utility systems. Pursuant to a previously announced agreement, Algonquin is committed to acquiring the California based regulated utility electric distribution and generation assets of NV Energy which serve approximately 47,000 retail electricity distribution customers. Algonquin and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the aggressive pursuit of accretive acquisition opportunities. Algonquin’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB and AQN.DB.A. Visit Algonquin Power & Utilities Corp. on the web at www.AlgonquinPower.com.

For further information:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Telephone: (905) 465-4500

Website: www.AlgonquinPower.com